SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 2 )

                          TESORO PETROLEUM CORPORATION
- - ------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.16-2/3 per share
- - ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   000881609101
- - ------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Philip J. Hempleman
                           Ardsley Advisory Partners
                              646 Steamboat Road
                              Greenwich, CT 06830
                                (203) 629-0661
- - ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  August 20, 1996
- - ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [ ]

  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



                              Page 1 of 10 Pages

<page



_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Advisory Partners
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        1,194,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        1,194,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            1,194,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            4.5%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 2 of 10 Pages
<page



_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Partners Fund II, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        90,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        90,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            90,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.34%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 10 Pages
<page



_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Partners Fund I, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        95,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        95,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            95,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.36%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 4 of 10 Pages
<page



_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Ardsley Partners Institutional Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        45,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        45,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            45,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.17%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 5 of 10 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Philip J. Hempleman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        1,194,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        1,194,000
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            1,194,000
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            4.5%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                              Page 6 of 10 Pages

      The Schedule 13D, initially filed on July 20, 1992, of Ardsley Advisory Partners ("Ardsley"), Ardsley Partners Fund II, L.P., Ardsley Partners Fund I, L.P., Ardsley Partners Institutional Fund, L.P.
(each a "Partnership" and collectively the "Partnerships"), and Mr. Philip J. Hempleman, relating to the common stock, $0.16-2/3 par value (the "Shares"), of Tesoro Petroleum Corporation (the "Company"), is hereby amended by this Amendment No. 2 to the Schedule 13D as follows:

Items 3 and 5 are hereby amended and restated in their entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the Shares beneficially owned by Ardsley (exclusive of the Partnership Shares), Ardsley Partners Fund II, L.P., Ardsley Partners Fund I, L.P. and
Ardsley Partners Institutional Fund, L.P. is approximately $9,567,278.18, $793,045.00, $778,585.00 and $383,147.30, respectively.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

             (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on the number of outstanding Shares as of July 31, 1996, as reflected in the Form 10-Q of the Company filed with the Securities and Exchange Commission by the Company on August 14, 1996, equal to 26,329,156.

             As of the close of business on August 20, 1996:

            (i) Mr. Hempleman owns directly no Shares. By reason of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"),
Mr. Hempleman may be deemed to own beneficially the 964,000 Discretionary Shares (constituting approximately 3.7% of the Shares outstanding), and the 230,000 Partnership Shares (constituting approximately 0.87% of the Shares outstanding and, together with the Shares held in discretionary accounts, 4.5%).

            (ii) Ardsley owns directly no Shares. By reason of the provisions of Rule 13D-3 of the Act, Ardsley may be deemed to own beneficially the 964,000 Discretionary Shares (constituting approximately 3.7% of the Shares outstanding), and the 230,000 Partnership Shares (constituting approximately 0.87% of the Shares outstanding and, together with the Discretionary Shares, 4.5%).

Page 7 of 10 Pages

            (iii) Ardsley Partners Fund II, L.P. owns beneficially 90,000 Shares, constituting approximately 0.34% of the Shares outstanding.

            (iv) Ardsley Partners Fund I, L.P. owns beneficially 95,000 Shares, constituting approximately 0.36% of the Shares outstanding.

            (iv) Ardsley Partners Institutional Fund, L.P. owns beneficially 45,000 Shares, constituting approximately 0.17% of the Shares outstanding.

            (b) Mr. Hempleman has the shared power to vote 1,194,000 Shares, the sole power to vote no Shares, the shared power to dispose of 1,194,000 Shares and the sole power to dispose of no Shares. Each Partnership has the power to vote and dispose of the Share owned by it, which power may be exercised by the General Partner or investment manager of each such Partnership.

            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Shares from May 7, 1996 until August 20, 1996 by Ardsley on behalf of discretionary accounts other than the Partnerships are set forth on Schedule A.
  All such transactions were effected through the New York Stock Exchange. During such period, none of the Partnerships entered into any transactions in the Shares.

            (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

            (e) Ardsley, Mr. Hempleman and the Partnerships ceased to be the beneficial owners of more than 5% of the Shares on August 20, 1996.


                              Page 8 of 10 Pages

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                   August 20, 1996



                                      /s/ Philip J. Hempleman
                                    Philip J. Hempleman, as
                                    Managing Partner of
                                    Ardsley Advisory Partners

                                      /s/ Philip J. Hempleman
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Fund II, L.P.

                                      /s/ Philip J. Hempleman
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Fund I, L.P.

                                      /s/ Philip J. Hempleman
                                    Philip J. Hempleman, as
                                    General Partner of
                                    Ardsley Partners Institutional Fund, L.P.

                                      /s/ Philip J. Hempleman
                                    Philip J. Hempleman






















                              Page 9 of 10 Pages

                     Schedule A



Date of Transaction  Purchase (P)/   Number of Shares  Price Per Share
                       Sale (S)



8/15/96                   S              	57,000            13.25

8/15/96                   S                 	500            13.25

8/16/96                   S              	49,500            13.25

8/16/96                   S                 	500            13.25

8/16/96                   S                 	500            13.25

8/16/96                   S               	9,000            13.25

8/16/96                   S               	3,000            13.25





















                              Page 10 of 10 Pages

<end>